SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUMMA INDUSTRIES

(Name of Subject Company (issuer))

HABASIT HOLDING USA, INC.

HABASIT HOLDING AG

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

86562T105

(CUSIP Number of Class of Securities)

Harry Cardillo

Secretary

Habasit Holding USA, Inc.

305 Satellite Boulevard

P.O. Box 80507

Suwanee, GA  30024

United States of America

(800) 458-6431

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Justo Rodriguez, Esq.

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree St. N.E. Suite 2400

Atlanta, Georgia 30308

(404) 815-2400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibits

(a)(5)*	Joint press release dated September 1, 2006.
(d)(1)*	Agreement and Plan of Merger, dated as of August 31, 2006, by and among Habasit Holding AG, Habasit Holding USA, Inc. and Summa Industries.
(d)(2)*	Stockholder Tender Agreement, dated as of August 31, 2006, by and among Habasit Holding AG and James R. Swartwout.
(d)(3)**	Form of Confidentiality Agreement, dated December 21, 2004, by and among Summa Industries, KVP Holdings, Inc., KVP Falcon Plastic Belting, Inc. and Habasit Belting, Inc.

* incorporated by reference to the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006.

** filed herewith